SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                       -----------------------------------

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of September 2000


                       -----------------------------------


                        WHEREVER.NET HOLDING CORPORATION

                           Suite 4701 - NatWest Tower

                        One Matheson Street, Causeway Bay

                  Hong Kong SAR, People's Republic of China



       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F



   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes     No [X]

                        WHEREVER.net Holding Corporation

                                    Form 6-K

                                TABLE OF CONTENTS



                                                                        Page No.
--------------------------------------------------------------------------------
Introductory Note                                                          3
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PART I.   FINANCIAL INFORMATION                                            3
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Item 1.   Financial Statements                                             3
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   Condensed Consolidated Balance Sheet as of September 30, 2000           4
--------------------------------------------------------------------------------
   Condensed Consolidated Statement of Operations and
   Comprehensive Income (Loss) for the nine months ended
   September 30, 2000                                                      6
--------------------------------------------------------------------------------
   Condensed Consolidated Statement of Cash Flows for the nine
   months ended September 30, 2000                                         7
--------------------------------------------------------------------------------
   Condensed Consolidated Statement of Shareholders' Equity for
   the years ended December 31, 1998 and 1999 and nine months
   ended September 30, 2000                                                9
--------------------------------------------------------------------------------
   Notes to Condensed Consolidated Financial Statements                   11
--------------------------------------------------------------------------------
Item 2.   Management's Discussion and Analysis of Financial
Condition and Results of Operations                                       12
--------------------------------------------------------------------------------
Item 3.   Quantitative and Qualitative Disclosures About Market Risk      15
--------------------------------------------------------------------------------

PART II.  OTHER INFORMATION                                               16
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Item 1.   Legal Proceedings                                               16
--------------------------------------------------------------------------------
Item 2.   Changes in Securities and Use of Proceeds                       16
--------------------------------------------------------------------------------
Item 3.   Defaults Upon Senior Securities                                 16
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Item 4.   Submission of Matters to a Vote of Security Holders             16
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Item 5.   Other Information                                               16
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Item 6.   Exhibits and Reports on Form 8-K                                16
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Signatures                                                                17
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


                                INTRODUCTORY NOTE

The following is intended to provide information comparable to that which would be contained in Form 10-Q, although as a foreign private issuer we are not obligated to file Forms 10-Q under current rules and regulations of the Securities and Exchange Commission. We intend to continue to submit to the SEC quarterly reports on Form 6-K that will include unaudited quarterly financial information, for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F that will include audited annual financial information. As a foreign private issuer, we are not currently required to use the Edgar system to submit such documents to the SEC but we currently intend to do so to make the reports readily available over the internet.

PART I--FINANCIAL INFORMATION

Item 1.   Financial Statements

                WHEREVER.NET HOLDING CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2000
                                   (UNAUDITED)


                  ASSETS

Current assets:

   Cash                                                          $ 32,372,895
   Accounts receivable, net of allowance for doubtful
   accounts of $1,964,183 as of September 30, 2000                  2,520,600

   Prepaid expenses                                                 1,130,120

   Other current assets                                             1,939,302
                                                                 ------------
      Total current assets                                         37,962,917

Property and equipment, net                                        11,843,396

Intangible assets                                                   2,934,997

Other non-current assets                                            1,788,822
                                                                 ------------
      Total assets                                               $ 54,530,132
                                                                 ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

   Accounts payable                                              $  3,011,308

   Deferred revenue                                                   480,939

   Income tax payable                                                   6,281

   Accrued expenses and other current liabilities                   1,510,517
                                                                 ------------
      Total current liabilities                                     5,009,045

Accrued pension                                                        82,988
                                                                 ------------
      Total liabilities                                             5,092,033
                                                                 ------------

Minority interest                                                      66,552

Shareholders' equity:

     Common shares, par value of $0.01, issued and outstanding
     shares of 24,723,327 as of September 30, 2000 and
     authorized shares of 80,000,000                                  247,233

     Preferred shares, par value of $0.01, issued and
     outstanding shares of 888,888 as of September 30, 2000             8,889

Additional paid-in capital - common shares                         53,744,501

Additional paid-in capital - preferred shares                      13,291,101

Accumulated deficit                                               (17,992,892)

Accumulated other comprehensive income                                 72,715
                                                                 ------------
      Total shareholders' equity                                   49,371,547
                                                                 ------------
      Total liabilities and shareholders' equity                 $ 54,530,132
                                                                 ============


        The accompanying notes are an integral part of these condensed consolidated financial statements

                WHEREVER.NET HOLDING CORPORATION AND SUBSIDIARIES
 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                   NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2000
                                   (UNAUDITED)

Revenues:

   Service revenue                                                $ 7,099,790

Costs and expenses:

   Direct cost of service revenue                                  12,129,912

   Depreciation and amortization                                    1,493,449

   Selling, general and administrative                             10,694,278

   Research and development                                           398,257

           Operating loss                                         (17,616,106)

Interest expense                                                      (11,454)

Interest income                                                       756,527

Foreign exchange gain, net                                             40,025

Gain on disposal of short-term investments                          6,230,081

Other loss, net                                                      (218,097)

           Loss before income taxes and minority interest         (10,819,024)

Income tax expense                                                 (1,033,487)

           Loss before minority interest                          (11,852,511)

Minority interest in net loss of subsidiaries                          93,962

           Net loss                                              $(11,758,549)
                                                                  ===========

Net loss per common share                                        $      (0.52)
                                                                  ===========

Weighted average common shares outstanding                         22,658,512
                                                                  ===========


        The accompanying notes are an integral part of these condensed consolidated financial statements

                WHEREVER.NET HOLDING CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                      NINE MONTHS ENDED SEPTEMBER 30, 2000
                                   (UNAUDITED)


CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss                                                       $(11,758,549)

   Adjustments to reconcile net loss to cash used in operating activities:

      Minority interest in net loss                                    (93,962)

      Bad debt expense                                                 615,635

      Depreciation and amortization                                  1,493,449

      Gain on disposal short-term investments                       (6,230,081)

   Changes in operating assets and liabilities:

      Accounts receivable                                               16,617

      Inventories                                                        8,661

      Prepaid expenses and other current assets                     (2,539,495)

      Other non-current assets                                        (333,590)

      Accounts payable                                               1,027,609

      Income tax payable                                                   800

      Accrued expenses and other current liabilities                 2,007,561

      Accrued pension                                                     (317)
                                                                  ------------

      Cash used in operating activities                            (15,785,662)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Proceeds from disposal short-term investments                     6,477,918

   Maturities of short-term investments                                225,786

   Additions to property and equipment                              (9,407,054)

   Additions to software cost and intangible assets                    (51,288)

   Additions to other non-current assets                            (1,080,082)
                                                                  ------------

      Cash used in investing activities                             (3,834,720)


CASH FLOWS FROM FINANCING ACTIVITIES:

   Net decrease in short-term borrowings                              (641,500)

   Net decrease in payables to related party                          (120,000)

   Issuance of common shares                                        41,057,709

   Issuance of preferred shares                                      9,999,990
                                                                  ------------

      Cash provided by financing activities                         50,296,199

   Effect of exchange rate changes on cash                              44,105
                                                                  ------------

   Net (decrease) increase in cash                                  30,719,922

   Cash at beginning of year                                         1,652,973
                                                                  ------------

   Cash at end of year                                            $ 32,372,895
                                                                  ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

   Cash paid for:

      Interest                                                          11,454

      Income taxes                                                      13,289

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:

   Intangible assets related to issuance to preferred shares         3,300,000



        The accompanying notes are an integral part of these condensed consolidated financial statements

                WHEREVER.NET HOLDING CORPORATION AND SUBSIDIARIES
            Condensed Consolidated Statement of Shareholders' Equity
 Years ended December 31, 1998 and 1999 and nine months ended September 30, 2000
                                   (unaudited)


                                                                                               Accumulated other
                                                                                               comprehensive income
                                                                                               (loss)
                                                                                                            Unrealized
                                                                                                            holding
                                                             Additional paid-in                Foreign      gain on
                                                             capital                           currency     marketable Total
                          Common shares     Preferred shares Common    Preferred  Accumulated  translation  equity     shareholders'
                        Shares     Amount   Shares  Amount   Shares     Shares     deficit     adjustment   security   equity
Balance at January 1,
  1998                  5,000,000  $50,000    -    $ -     $1,739,501 $     -      $  (319,366) $(215,509)  $  -       $1,254,626
Issuance of common
  shares for cash       4,989,994   49,900    -      -      1,419,392       -            -          -          -        1,469,292
Net loss                     -        -       -      -          -           -         (212,599)     -          -         (212,599)
Foreign currency
  translation
  adjustment                 -        -       -      -          -           -            -         69,258      -           69,258
                       ---------- -------- ------- ------ ----------- ----------- -------------  --------   ---------- ----------
Balance at December
  31, 1998              9,989,994   99,900    -      -      3,158,893       -         (531,965)  (146,251)     -        2,580,577
Stock split effected
  in the form of a
  stock dividend        3,999,000   39,990    -      -      1,169,215       -       (1,209,205)     -          -            -
Issuance of common
  shares for cash       5,472,000   54,720    -      -      5,694,681       -            -          -          -        5,749,401
Issuance of common
  shares to employees
  at no cost              179,000    1,790    -      -      2,683,210       -            -          -          -        2,685,000
Compensation cost
  incurred by
  shareholders               -        -       -      -         31,626       -            -          -          -           31,626
Net loss                     -        -       -      -          -           -       (4,493,173)     -          -       (4,493,173)
Foreign currency
  translation
  adjustment                 -        -       -      -          -           -            -        166,001      -          166,001
Unrealized holding
  gain on marketable
  equity security            -        -       -      -          -           -            -          -      3,564,517    3,564,517
                       ---------- -------- ------- ------ ----------- ----------- ------------- --------   ---------  -----------
Balance at December
  31, 1999             19,639,994  196,400    -      -     12,737,625       -       (6,234,343)   19,750   3,564,517   10,283,949
Net loss                     -        -       -      -          -           -      (11,758,549)     -          -      (11,758,549)
Realized holding gain
  on marketable
  security                   -        -       -      -          -           -            -          -     (3,564,517)  (3,564,517)
Foreign currency
  translation
  adjustment                 -        -       -      -          -           -            -        52,965       -           52,965
Issuance of common
  shares for cash       5,083,333   50,833    -      -     41,006,876       -            -          -          -       41,057,709
Issuance of preferred
  shares for cash            -        -    888,888  8,889       -      13,291,101        -          -          -       13,299,990
                       ---------- -------- ------- ------ ----------- ----------- ------------- --------  ----------  -----------
Balance at September
  30, 2000             24,723,327 $247,233 888,888 $8,889 $53,744,501 $13,291,101 $(17,992,892) $ 72,715  $    -      $49,371,547
                       ---------- -------- ------- ------ ----------- ----------- ------------- --------  ----------  -----------


        The accompanying notes are an integral part of these condensed consolidated financial statements

                          WHEREVER.net Holding Corp
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.      Basis of Presentation

      We have prepared the accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for annual financial statements. These financial statements were not examined by our independent public accountants, but in the opinion of our management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. The results for the interim period presented are not necessarily indicative of the results that may be expected for any future period. For further information, please refer to the consolidated financial statements and the notes included in our Registration Statement on Form F-1 (File No. 333-11676).

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our actual results could differ from those estimates.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

      The following discussion of our financial condition and results of operations should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations section and the consolidated financial statements and the notes included in our Registration Statement on Form F-1 (File No. 333-11676), which became effective May 2, 2000.

      In December 1995, Congress enacted the Private Securities Reform Act of 1995. The Act contains amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934, which provide protection from liability in private lawsuits for "forward-looking" statements, made by persons specified in the Act. We desire to take advantage of the "safe harbor" provisions of the Act.

      We wish to caution readers that, with the exception of historical matters, the matters discussed in this Report on Form 6-K include forward-looking statements. Generally the forward-looking statements can be identified by the use of forward-looking words such as "may," "expect," "anticipate," "estimate," "plan," "believe" or similar words. They involve risks and uncertainties, including but not limited to factors related to our limited operating history and significant historical losses, the highly competitive nature of the telecommunications business, our dependence on others for, among other things, equipment and services, our ability to manage growth, political, economic, and regulatory risks, including but not limited to currency and other risk related to foreign operations in China, Taiwan and other countries in Asia, the results of financing efforts and other factors discussed in our other filings with and submissions to the Securities and Exchange Commissions. Such factors could affect our actual results and cause our results to differ materially from those expressed in any forward-looking statement.

OVERVIEW

      We are a provider of international voice and fax call completion services using a privately managed Internet Protocol (IP) network. As of September 30, 2000, we operated gateways at 105 points of presence (or POPs). For the quarter ended September 30, 2000, we carried 45.1 million minutes on our privately-managed network, a 204.7% increase over the total minutes carried in the previous quarter. For the month of October 2000, we carried 26.8 million minutes on our network. Dialogic Corporation, a subsidiary of Intel Corporation, manufactures our gateways using our proprietary software. We do not sell gateways, but rather place them at our customers and business partners' premises, retaining ownership rights. This allows us to route traffic through all of our gateways. Our open infrastructure allows for the use of VAS (value added services) software developed by outside sources. Our business model is to rapidly create a large, worldwide IP network with a concentration in Southeast Asia and Greater China. As we are creating such network, and developing VAS, we plan to carry wholesale and phone card traffic to support the infrastructure while we develop the more profitable international direct dialing and virtual private network (VPN) customer base segments of our business. Our relationships with Intel Corporation include an investment by Intel Corporation in our Series

A preferred stock, a co-marketing agreement with Dialogic Corporation and a co-marketing agreement with Intel Corporation.

      Our current strategic relationships with Intel Corporation, Pacific Electric Wire & Cable, China Telecom, Japan's KDDI, Jitong Communications and
China Netcom are intended to give us access to more rapid technology development, network deployment and penetration of the corporate VPN market.

      We are a Cayman Islands company with headquarters in Hong Kong, a research and development center in Taipei, network operating centers in Taipei, Hong Kong and Los Angeles and "super POPs" in Taipei, Hong Kong, Tokyo and Los Angeles. We also have sales offices in these cities as well as Singapore and Sydney. We are currently opening a "super POP" in London.

      We completed three private placements during the first quarter of 2000. In February 2000, we sold 125,000 shares of common stock to AsiaVest Partners Ltd., a Hong Kong-based venture capital firm, for $1,875,000. The number of shares was subsequently increased to 208,300 to reflect an adjustment resulting from the $9.00 per share price of our common stock in the initial public offering. In February 2000, we also sold 375,000 shares of our common stock for $3,000,000 to China Telecom Technology Partners. In March 2000, we sold 888,888 shares of Series A preferred stock to Intel Corporation for $9,999,990 or $11.25 per share. Each share of Series A preferred stock is convertible, at the election of Intel Corporation, into 1.4 shares of our common stock.

      In May 2000, we completed our initial public offering and issued 4,500,000 American Depositary Shares (ADS). Each ADS represents one share of our common stock. The net proceeds to us from the offering were $37,665,000.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000

      There have been substantial planned changes in the nature of our business during the nine-month period ended September 30, 2000. As a result, we are not providing any comparison to the nine-month period ended September 30, 1999 because the results for that period are not comparable and any comparison would not be meaningful.

      REVENUE. We have four lines of business: phone cards, wholesale, direct dialing and VPN. Phone card revenues are recognized based on usage by cardholders, substantially all of which have prepaid for the minutes embedded in the cards. Wholesale and direct dial customers are billed on a monthly basis based on traffic that we carried for them. VPN customers are billed a flat fee per month plus a specified minute-based amount for off-network usage. During the nine-month period ended September 30, 2000, we recorded revenues of $7,099,790. During the quarter ended September 30, 2000, revenues were $4,510,769, a 74.2% gain over the six-month period ended June 30, 2000. On an average month comparison, monthly revenues for the third quarter represented a 248% increase over an average month for the six months ended June 30.

      DIRECT COST OF SERVICE REVENUE. Our direct cost of service revenue consists primarily of network management costs, including salary and salary related costs, costs associated with carrying our customers' traffic on our privately managed IP network, costs paid to other carriers through which we deliver international calls routed for quality purposes, and termination fees paid to local telephone companies. Termination fee traffic is measured in minutes, and the per-minute rates charged for terminating calls are negotiated with local service providers. Contracts with our providers typically provide that either party may renegotiate the per minute termination fees. Purchased minutes are fees we pay to other telecommunications carriers for completing calls over public circuit-switched networks to destinations outside of our network, generally as a result of quality or capacity factors. Per-minute rate charges for purchased minutes are negotiated with public circuit-switched network carriers for each destination served. Other data communication and telecommunications expenses include fees for the fiber optic connections between our POPs and our customers or terminating partners.

      For the nine months ended September 30, 2000, direct cost of service revenue was $12,129,912. Our higher direct cost of service revenue, compared to service revenue during the same period, resulted from the need to build capacity ahead of traffic by, among other things, maintaining relationships with higher per-minute costs at lower traffic volumes and acquiring a large percentage of China-bound traffic at competitive rates. For the third quarter, direct cost of service revenue of $7,416,605 represented 164% of revenues, a slight decline from the 182% recorded for the first six months of the year. We expect that the ratio of cost-to-revenue will decrease over time, as volume increases, contracts are renegotiated, and more optimal traffic mixes are achieved.

      DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses were $1,493,449 during the nine-month period ended September 30, 2000 and consisted primarily in depreciation of network equipment. We hold ownership rights to all of our deployed gateways. Of such amount, $837,979 was recorded in the third quarter, a 27.9% increase over the $655,470 recorded for the first six months of the year.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses include salary and salary related costs for our sales personnel and expenses associated with the development and implementation of our promotional and marketing campaigns. The category also includes salary and salary related costs for our research and administrative staff and miscellaneous costs, such as travel, except for costs associated with our network operations staff. Selling, general and administrative expenses were $10,694,278 for the nine months ended September 30, 2000, of which $4,767,203 was recorded in the third quarter. The third quarter amount represented 105.7% of revenues, which compares with $5,927,075, representing 228.9% of revenues recorded for the first six months.

      RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses include the expenses of developing and supporting our proprietary software modules, including value added services software. We expense research and development expenses as they are incurred. Research and development expenses for the nine months ended September 30, 2000 were $398,257 and for the quarter ended September 30, 2000 were $148,167, excluding salary expenses, which are included as selling, general and administrative expenses.

      INTEREST INCOME AND INTEREST EXPENSE. Interest expense is primarily comprised of interest on short-term notes incurred prior to our initial public offering and subsequently repaid. Interest income primarily consists of interest earned on the temporary investment of the net proceeds from our offerings. We do not currently have any other debt.

      LOSS FROM OPERATIONS. Our loss from operations for the nine-month period ended September 30, 2000 was $17,616,106. The loss was incurred primarily as a result of ramp-up costs and expenses in developing our IP network and internal systems. This operating loss represented approximately 248% of revenues, a decline from the 346% ratio recorded for the first six months. For the quarter ended September 30, 2000, we recorded loss from operations of $8,659,186, or 192% of revenues.

      LIQUIDITY AND CAPITAL RESOURCES. As of September 30, 2000, we had approximately $32.4 million in cash and liquid investments. We believe that we have sufficient liquidity and capital resources to implement our 2000-2001 business plan. However, depending on the growth rate experienced in the earlier months of 2001, we may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to holders of our common stock, and the terms of these debt securities could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders. In any event, we cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. During the nine-month and three-month periods ended September 30, 2000, we generated negative cash flow from operating activities of approximately $15.8 million and $8.5 million, respectively, for the reasons discussed above.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

      We have not engaged in trading market-risk-sensitive instruments or purchasing hedging instruments that would be likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity-price risk. Our primary market risk exposure is that of currency exchange rate fluctuations, since we currently operate in seven countries. To-date, such exposure has not been meaningful since revenues generated in non-US dollar currencies have been used to partially offset local, non-US dollar expenses. With the exception of terminating costs and the salaries of a few of our administrative staff, our expenses are typically incurred in local currencies.

PART II--OTHER INFORMATION

Item 1. Legal Proceedings

      From time to time, we are involved in various legal proceedings relating to claims arising in the ordinary course of business.

Item 2. Changes in Securities and Use of Proceeds

      On May 2, 2000, our Registration Statement on Form F-1 (No. 333-11676) was declared effective by the Securities and Exchange Commission. Under that registration statement, we sold 4,500,000 American Depositary Shares, each representing one share of our common stock, at a price of $9.00 per share, for $40.5 million.

      In connection with the offering, we incurred $2.835 million in underwriting discounts and commissions, and approximately $1.2 million in other related expenses. The net proceeds from the offering, after deducting the foregoing expenses, were approximately $36.4 million. From the effective date of the registration statement through September 30, 2000, the Company used approximately $6.8 million of the proceeds for capital expenditures. The balance of the net proceeds will be used as described in our Registration Statement, including for general corporate purposes and working capital.

Item 3. Defaults Upon Senior Securities

      Not Applicable.

Item 4. Submission of Matters to a Vote of Security Holders

      Not Applicable.

Item 5. Other Information

      On May 27, 2000, Fernando Bensuaski, our chief financial officer, Tom Tung, president of Pacific Electric Wire & Cable, and George Yang, a retired Taiwan Minister of State, were elected to our board of directors, raising the total membership to the currently authorized maximum of fifteen.

Item 6. Exhibits and Reports on Form 8-K

a)    Exhibits.

      Financial Data Schedule (EDGAR)

b)    Reports on Form 8-K.

      No reports on Form 8-K (or Reports on Form 6-K or otherwise) were filed or submitted during the three-month period ended September 30, 2000.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEREVER.NET HOLDING CORP


By: /S/ CHUNG-PIN LEE                     Date: November 13, 2000
    --------------------------
Chung-Pin (Johnny) Lee
Chief Executive Officer


By: /S/ FERNANDO BENSUASKI                Date: November 13, 2000
    --------------------------
Fernando Bensuaski
Chief Financial Officer